April 17, 2008
Via Edgar and Facsimile: 202.772.9366
Tim Buchmiller
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549-3628

Re:	AMDL, Inc. Amendment No. 2 to Registration Statement on Form S-3 Filed April 14, 2008 File No. 333-149412
Dear Mr. Buchmiller:
AMDL, Inc. (the “Company”) is in receipt of the Staff’s letter dated April 17, 2008, regarding the Staff’s review of, and comment on, the Company’s Pre-Effective Amendment No. 2 to its Registration Statement on Form S-3, filed April 14, 2008. For convenience, we have reproduced the Staff’s comments in full below, and each comment is followed by the Company’s response. This letter is being sent via facsimile and will be filed on EDGAR tagged as correspondence.
1.	We note your response to prior comment 1 and your disclosure regarding reasonable assurance. In future filings, as applicable, please clarify your disclosure as described in the last sentence of the first paragraph of Section II.F.4 of Management’s Reports on Internal Controls Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238 (June 5, 2003), available on our website at http://www.sec.gov/rules/final33-8238.htm. Also ensure that your disclosure in response to Regulation S-K Item 308 accurately reflects the language of Exchange Act Rule 13-a-15(f). Please provide us with the revised disclosure that you intend to include in your future filings in response to this comment.

Response:

Provided below are the disclosures the Company intends to include in its future filings, pursuant to Items 307 and 308 of Regulation S-K. The disclosures below comply with the requirements set forth in Items 307 and 308 of Regulation S-K, Section II.F.4 of SEC Release No. 33-8238 and Exchange Act Rule 13-a-15(f).

Tim Buchmiller
April 17, 2008

Disclosure Controls and Procedures.
     We maintain disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in our reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and our principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.
     Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 200_. Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were [effective/not effective] at the reasonable assurance level during the period and as of the end of the period covered by this annual report to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and that such information is accumulated and communicated to our management, including our principal executive officer and our principal financial officer, as appropriate, to allow timely decisions regarding required disclosures.
     Because of inherent limitations, our disclosure controls and procedures provide only reasonable assurance that the objectives of the controls system are met. No control system can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.
Management’s Report on Internal Control Over Financial Reporting
     Our internal controls over financial reporting are designed by, or under the supervision of, our principal executive officer and principal financial officer, or persons performing similar functions, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:
•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

•	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

Tim Buchmiller
April 17, 2008

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.
     Our management has evaluated the effectiveness of our internal control over financial reporting (ICFR) as of December 31, 200___based on the control criteria established in a report entitled Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was ...
Inherent Limitations Over Internal Controls
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect all errors or misstatements and all fraud. Therefore, even those systems determined to be effective can provide only reasonable, not absolute, assurance that the objectives of the policies and procedures are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     This annual report does not include an attestation report of our independent registered public accounting independent firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this annual report.
2.	We note your response to prior comment 2. Please provide us with the transactional documents, such as the securities purchase agreement, related to the offering of your securities to Greenbridge Capital Partners IV, LLC.

Response:

As we discussed on April 17, 2008, we have separately provided you with a copy of the Securities Purchase Agreement, relating to the offering of securities to Greenbridge Capital Partners IV, LLC. Based on our discussions with the Company, there are no ancillary documents to the Securities Purchase Agreement that are pertinent to your review. The only ancillary documents to the Securities Purchase Agreement are a Purchaser Representation letter and Form of Common Stock Purchase Warrant.
* * * * *

Tim Buchmiller
April 17, 2008

We are looking forward to having any outstanding issues resolved as soon as possible. If you have any questions, please contact the undersigned at (949) 223-7103.
Very truly yours,
/s/ Randolf W. Katz
Randolf W. Katz
cc: Akio Ariura